July 9, 2009

BY FAX AND U.S. MAIL

Richard J. Wirth
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

> Re: Hartford Life Insurance Co Separate Account Seven
> Initial Registration Statement on Form N-4
> File Nos. 333-159545; 811-04972
>
> Hartford Life & Annuity Insurance Co Separate Account Seven
> Initial Registration Statement on Form N-4
> File Nos. 333-159547; 811-09295

Dear Mr. Wirth:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on May 28, 2009. The registration statements received a full review. Based on our review, we have the following comments.

1. **General Comments**

   a. Please consider including an additional section to the introduction which plainly explains the features, benefits and differences between the Personal Pension Account, the Fixed Accumulation Account and the Sub-Accounts.

   b. For each example in Appendix A, please include a specific cross-reference to Appendix A in the prospectus where the relevant concept is described.

2. **Fee Summary (p. 4)**

   a. Please clarify whether the Separate Account Annual Expenses are assessed against the separate account value or Contract Value. (*i.e.*, Are M&E risk charges and administrative charges assessed against the fixed account assets? If so, please clarify whether the state minimum non-forfeiture rates reflect these expenses.)

   b. Please clarify who can invest in the I Class.

3. **Total Annual Fund Operating Expenses (pp. 4-5)**

   a. Please revise the first sentence of the individual fund fee table narrative to modify the language which states the table reflects the expenses for each underlying fund as of its year end. This language would not be accurate from January 1 of a given year through this product's annual update.

   b. Please remove the language qualifying the contents of the individual fund fee table.

   c. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

   d. With regard to the Total Annual Fund Operating Expenses, please confirm that the registrant will show gross fees. If the registrant wishes to show fees net of contractual waivers extending out at least one year, the registrant may add a second line doing so.

   e. Individual Fund Fee Tables

      i. Please note that contractual waivers and reimbursements ending in less than one year from the effective date of the prospectus cannot be reflected in the fee tables.

      ii. Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

      iii. Please include footnotes to the individual fund fee tables describing the nature and term of the contractual fee waivers or expense reimbursements listed in the individual fund fee tables.

4. **Example (p. 6)**

   Please explicitly state which riders would provide the highest possible optional charge (*i.e.*, Return of Premium Death Benefit).

5. **The General Account (page 7)**

   Please insert the phrase "and any other payment obligation we undertake in the Contract" into the first sentence of the General Account section before the phrase "are subject to our financial strength...."

6. **The Separate Account (p. 7)**

   In the fourth bullet point, please replace "may be subject to liabilities of other variable annuity contracts offered by <u>a</u> Separate Account" with "may be subject to liabilities of other variable annuity contracts offered by <u>this</u> Separate Account".

7. **Voting Rights (p. 8)**

   Please remove the term "echo" from the phrase "proportional voting" as this added term may add unnecessary confusion.

8. **Fixed Accumulation Feature (pp. 9-10)**

   a. Please define the term "Programs".

   b. Please note that the last sentence of the third paragraph of the Fixed Accumulation subsection is an incomplete sentence.

9. **Personal Pension Account (p. 10)**

   a. Please clarify supplement how the Personal Pension Account does not guarantee "account value". (*i.e.*, is the principal held in the Personal Pension Account ever at risk?)

   b. The summary refers to a "Benefit Balance", and refers to what constitutes the original Benefit Balance, as well as how it may increase. However, the summary also notes in bold that the Personal Pension Account "does not establish...an account value." Accordingly, please describe in plain English exactly what a Benefit Balance is and what is its purpose.

   c. The Personal Pension Account appears to operate similarly to the Fixed Accumulation Feature, except that balances in the Personal Pension Account may be annuitized without requiring that other amounts in the contract be annuitized. Please clarify in plain English at the beginning of the section what is the purpose of the Personal Pension Account and what should an investor consider before choosing between the Personal Pension Account and the Fixed Accumulation Feature.

   d. The prospectus notes that annuitization of amounts in the Personal Pension Account will be at a "guaranteed payout rate." Please clarify how these rates will differ from the relevant guaranteed payout rates promised for annuitizations at the end of the accumulation period for amounts in the Separate Account. Similarly, please clarify supplementally the difference, if any, between the "guaranteed minimum payout rate provided in [the] Contract" and the guaranteed payout rates promised for annuitizations at the end of the accumulation period for amounts in the Separate Account.

   e. The prospectus notes that the maximum amount of Benefit Balance that can be transferred out over time is (ignoring the interest alternative) the greater of what was withdrawn in the prior year and 4% of the previous year's Benefit Balance. This means that failure to withdraw an aggregate amount in excess of 4% in any year limits withdrawal rights in all subsequent years to 4%. Please highlight this fact and the last sentence of the Transfers subsection in bold.

10. Personal Pension Account - Death Benefit (p. 11)

Either here or in the Standard Death Benefit and Guaranteed Minimum Death Benefits section, please explain more clearly how the Personal Pension Account affects the various death benefits.

11. Personal Pension Account - Other Information (p. 12)

As it is not obvious from the disclosure, please clarify why investments in the Personal Pension Account are not well-suited to those less than 50 years old. (*i.e.*, is it the lack of a cash value and a disadvantageous discount rate upon commutation?)

12. Personal Pension Account - Effect of full Surrendering the Contract (p. 12)

a. If accurate, please explicitly state that the discount rate used to determine the commuted value may be different than the current credited rates.

b. The prospectus notes that a full surrender of the contract will trigger an annuitization of the remaining Benefit Balance and commutation of the "applicable" Personal Pension Account Payouts, followed by the payment of a lump sum. This suggests that the Benefit Balance will be annuitized simply for the purpose of commutation. Please clarify what is intended and, if this is the case, why isn't the Benefit Balance simply paid without the process of annuitization and commutation?

13. Can you cancel your Contract after you purchase it? (p. 13)

Please clarify whether the return of Account Balance includes the deduction of fees (*e.g.*, front-end sales load).

14. How are Deposits applied to your Contract? (p. 13)

Please supplementally describe what "market losses" are contemplated during the review period. Please also explain supplementally why a financial intermediary would unwind a transaction after the suitability review is completed.

15. Static Asset Allocation Models (p. 14)

Please include the makeup of the static models. (If this information is going to be included in Appendix C, please include a cross-reference to that appendix.)

16. Dollar Cost Averaging Programs (pp. 15-16)

a. Under the 12-Month Transfer Program or 6-Month Transfer Program, please explain what the consequences are to not fully depleting the sums invested, and not making consecutive monthly withdrawals. (*i.e.*, are these transfers scheduled at the time the program is elected and irrevocable?)

    b. Fixed Amount DCA – Please clarify whether one can use this program to move funds to multiple funds.

    c. In the earning/Interest DCA – Please explain what is considered a fund's earnings. (*i.e.*, is it any gain at the end of the month or quarter over the initial amount invested in the subaccount under the program; or is it any gain over the previous quarter or month's subaccount value?)

    d. In the "Other Program Considerations" subsection, the prospectus notes that assets in a liquidated fund are moved into a money market fund. Please clarify what notices are provided to the contract owner of the transfer.

17. What Happens When you Request a Sub-Account Transfer (p. 17)

Please clarify supplementally the rational for disclosing the operational procedures Hartford has in place to net-out transactions.

18. Telephone and Internet Transfers (p. 19)

Please explicitly describe the other methods of making transfers (*i.e.*, through the mail or through your financial intermediary).

19. Distribution Charges (p. 20)

    a. Please clarify whether partial surrenders are taken on a LIFO, FIFO or some other basis. Please also define "AWA" in the glossary.

    b. The prospectus notes that Distribution Charges are taken proportionately out of all Accounts, "unless prohibited by state law." If so prohibited, please clarify what will be the alternative basis for deductions.

20. Sales Charges (p. 21)

    a. When computing the CDSC, please clarify what is meant by "subject to a CDSC" (*e.g.*, is a premium that is outside the CDSC period considered to be subject to the CDSC).

    b. Long-Term Care Exclusion – Please confirm ssupplementally whether this rider is only effective once one exits the long-term care facility or whether the exclusion can be used any time after the first 180 days in the facility up until ninety days after exiting such a facility.

21. Surrenders – Before the Annuity Commencement Date (p. 23)

    a. Please define the term "Minimum Amount Rule".

    b. Please provide an example of how the "Period Certain" value is calculated.

22. Annuity Payouts (p. 25)

Please reconcile the second to last sentence of the first paragraph with the third to last sentence. Also, if applicable, please more clearly describe the bifurcated structure of annuitizing your Account Balance; particularly that funds allocated the Personal Pension Account will be annuitized under Annuity Payout Option Two and Contract Value will be annuitized under Annuity Payout Option 1, 3, 4, 5, 6 or 7.

23. Option Seven (p. 26)

a. Option Seven appears to be a death benefit payout option, please explain supplementally why it is listed as an annuity payout option.

b. The prospectus indicates that a beneficiary may invest the Death Benefit in the Separate Account, but provides a limited description of the rights and conditions that apply to the investment. Please clarify supplementally how the insurer intends to satisfy its obligations under the 1933 Act with respect to its intent to offer that option to the beneficiary

24. Variable Dollar Amount Annuity Payouts (p. 28)

In the third bullet, please explain the phrase "which purchase rates may vary based on the aspect of the Contract annuitized."

25. What is the Death Benefit and How is it calculated? (p. 29)

a. Please revise the following sentence: "These limits will be applied if you ~~make~~ have $5 million or more in total aggregate Account Balance."

b. In the first bullet, please clarify how the reduction for partial surrenders operates.

26. How is the Death Benefit Paid (p. 29)

Please revise the following language: "The Beneficiary of a non-qualified Contract or IRA (prior to the required distribution date) may also elect the Annuity Payout Option One. This option allows the Beneficiary to take the Death Benefit in a series of payments spread over a period equal to the Beneficiary's remaining life expectancy." Annuity Payout Option One provides payments for life; not for the remaining life expectancy (which may be longer or shorter than one's life).

27. Optional Guaranteed Minimum Death Benefit (pp. 30 - 31)

a. Please confirm supplementally that "Contract Value (after expenses)" does not include a CDSC.

b. Please clearly describe the bifurcated structure of paying the guaranteed minimum death benefit. (i.e., the Account component is the greater of premium payments and contract value and the Personal Pension Account component is the Benefit Balance. Please also revise the brief description in the Objective to reflect how the Personal Pension Account affects the death benefit.

c. The Glossary defines Contract Value to include the value in both the separate account and in the Fixed Accumulation Feature and similarly defines Premium Payments to exclude amounts paid into the Personal Pension Account. It thus appears that the GMDB excludes those amounts, notwithstanding the fact that they are subject to front end load. If this is correct, please highlight the fact that these amounts are not subject to the principal protection of the GMDB in bold in the beginning of this section and in the Personal Pension Account section.

28. **Optional Guaranteed Minimum Death Benefit - What effect does partial or full surrenders have on your benefits under the rider? (p. 31)**

a. Please correct the cross-reference to Appendix C.

b. In addition to the cross-reference to Appendix A, please include a description of the proportionate reduction.

29. **Optional Guaranteed Minimum Death Benefit – Can your Spouse continue your Death Benefit (p. 32)**

Upon Spousal Continuation, please confirm that Contract Value is not intended to include the Benefit Balance. Please also clarify how the death benefit can be set to a static value when the Guaranteed Minimum Death Benefit is the greater of contract value and premium payments. (Do you mean to say that the greater of contract value and the death benefit is akin to premium payments?)

30. **Optional Guaranteed Minimum Death Benefit – Are there restrictions on how you must invest? (pp. 32-33)**

a. Please describe which funds fall into which classification.

b. Since the Personal Pension Account and Fixed Accumulation Account do not fall into a classification, please clarify whether an investment in either of these two options will terminate the rider.

c. Please clarify whether one will be given notice of the failure to comply with investment restrictions.

d. Upon reinstatement of the rider, the Death Benefit is set to the lesser of the Death Benefit and the Contract Value upon reinstatement.   Please highlight this paragraph in bold, and provide and example. In addition, please note in the beginning of the section on page 30 that violation of applicable investment restrictions could result in a severe erosion of the value in the benefit.

e. Upon reinstatement of the rider, the Death Benefit is set to the lesser of the Death Benefit and the Contract Value upon reinstatement. Please clarify whether this is a one-time reduction in the principal protection (reducing the premium payment aspect of the guaranteed death benefit) or whether this has the affect of fixing the rider benefit.

31. Definitions (pp. 34 - 36)

a. With regard to the term "Commuted Value", please clarify the phrase "as applicable to the source of assets annuitized".

b. With regard to the term "Personal Pension Account Contributions", if appropriate, please clarify that this amount does not include any applicable sales charges.

32. State Variations (p. 36)

The prospectus states that state variations are subject to change without notice. Please confirm supplementally that the prospectus will be updated to reflect any material changes in state variations.

33. Contract Modification (p. 37)

Please explain why a change may be made (*e.g.*, changes in applicable law or interpretations of law); and (ii) who, if anyone, must approve any change as per item 7(c)(i) and (ii) of Form N-4.

34. How Contracts Are Sold (pp. 37 – 38)

a. Please explain supplementally whether the 5% bonuses are subject to any recapture provisions.

b. The prospectus notes that Commissions are based on a specified amount of Premium Payments or Contract Value. Please confirm supplementally that Personal Pension Account Contributions and the Benefit Balance are not bases for commissions.

35. Traditional IRAs (p. 47)

Please confirm that the last paragraph is applicable. (*i.e.*, can the death benefit exceed contract value and premium payments.)

36. Appendix A

    a. In example 3 (p. A-3), please explain in a clear fashion what is going on in the example.

    b. Example 1 (p. A-5)

        i. In the "Value After partial Surrender" component, please explain to the contract owner why the reduction is dollar-for-dollar.

        ii. In the "Value After partial Surrender" component, if appropriate, in the formula please replace "Death Benefit withdrawal limit" with "Death Benefit withdrawal limit remaining".

        iii. Please clarify that in this example, the death benefit would be equal to the contract value.

    c. Please consider adding another example showing how the Guaranteed Minimum Death Benefit operates when there is a Benefit Balance at the time of death.

37. Rule 12h-7

Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. *See* Release No. 33-8996 (Jan. 8, 2009).

38. Powers of Attorney

Please provide powers of attorney that relate specifically to these registration statements as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

39. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

40. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

41. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

42. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Michael L. Kosoff
Senior Counsel
Office of Insurance Products